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[LOGO OF COOLEY GODWARD LLP] ATTORNEYS AT LAW           San Francisco, CA
                                                        415 692-2000

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                             MATTHEW W. SONSINI
                             (650) 843-5148
                             sonsinimw@cooley.com
                             --------------------


December 1, 1998

VIA EDGAR

Jeffrey P. Riedler
Securities and Exchange Commission
Office of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

RE:      SENSUS DRUG DEVELOPMENT CORPORATION
         FILE NO. 333-60055
         WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A

Dear Mr. Riedler:

Sensus Drug Development Corporation (the "Registrant") hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form 8-A under Section 12(g) (the "Form 8-A"), which was filed with the Commission on October 6, 1998, because the Registrant does not anticipate that its Registration Statement on Form S-1 (No. 333-60055) will become effective until after December 5, 1998, the date upon which the Form 8-A will automatically become effective.

The undersigned is unable to anticipate when a new Registration Statement on Form 8-A under Section 12(g) will be filed with the Commission.

I will contact you tomorrow to confirm that the Form 8-A was actually withdrawn. Please contact me at the number above if you have any questions or problems.

Sincerely,

/s/ Matthew W. Sonsini

Matthew W. Sonsini

cc:      Robert J. Brigham, Esq.
         Robert M. Saman, Esq.